UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of September, 2005

ADB Systems International Ltd.

(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, Ontario Canada M9B 6C7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

ADB SYSTEMS INTERNATIONAL LTD.

On September 9, 2005 ADB Systems International Ltd. (“ADB” or the “Company”) issued a corporate update in the form of the press release attached to this Form 6-K as Exhibit 1 announcing that its previously announced funding activities were scheduled to close on September 12, 2005. On September 12, 2005 the Company issued a press release attached to this Form 6-K as Exhibit 2 announcing that it had successfully completed its previously announced funding arrangement, securing gross proceeds of $1.2 million (CDN). In connection with the announcements, the Company has also filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) the Material Change Report attached to this Form 6-K as Exhibit 5.

On September 9, 2005 the Company issued a press release attached to this form as Exhibit 3, announcing the resignation of its former auditors Deloitte and Touche LLP and the appointment of KPMG LLP as the Company’s new auditors. On September 12, 2005, the Company filed on SEDAR (i) a Notice of Change of Auditors (the “Commission Notice”) delivered to the British Columbia Securities Commission, Alberta Securities Commission and the Ontario Securities Commission, (ii) a Notice of Change of Auditors (the “Auditor Notice”) delivered to KPMG LLP and Deloitte and Touche LLP, (iii) a confirmation letter from Deloitte and Touch LLP (the “Deloitte Letter”) as the Company’s former auditors, and (iv) a confirmation letter from KPMG LLP (the “KPMG Letter”) as the Company’s successor auditors. The Commission Notice, Auditor Notice, Deloitte Letter and KPMG Letter are attached to this Form 6-K as Exhibit 4. In connection with the announcement and notice of change, the Company has also filed on SEDAR the Material Change Report attached to this Form 6-K as Exhibit 5.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB’s plans will be achieved.

Exhibits

Exhibit 1 - Press Release dated September 9, 2005

Exhibit 2 - Press Release dated September 12, 2005

Exhibit 3 - Press Release dated September 9, 2005

Exhibit 4 - Notice of Change

Exhibit 5 - Material Change Report

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: September 16, 2005	By:	/s/ Jeffrey Lymburner
Name: Jeffrey Lymburner
Title: Chief Executive Officer